# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ZoomInfo Technologies Inc., CIK 0001794515
CUSIP: 98980F104
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 805 Broadway Street, Suite 900, Vancouver, Washington (WA), 98660
Date of event which requires filing of this statement: 08/14/2025
Filed by CIK 0001799787
Persons authorized to receive notices and communications: Matthew P. O'Connor, 200 Clarendon Street, 59th Floor, Boston, Massachusetts (MA), 02116, (617) 850-7500

## Reporting persons
- HighSage Ventures LLC (CIK 0001799787): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,479,835; sole dispositive power 0; shared dispositive power 12,479,835; aggregate amount beneficially owned 12,479,835 (3.9% of the class)
  Comment: The percentage of Common Stock (as defined herein) reported beneficially owned by the Reporting Person is based on 318,630,783 shares of Common Stock outstanding as of July 31, 2025, as reported in the Issuer's quarterly report on Form 10-Q for the period ended June 30, 2025, filed with the Securities and Exchange Commission (the "Commission") on August 4, 2025.
- Stier Jennifer (CIK 0001965637): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,910,148; sole dispositive power 0; shared dispositive power 16,910,148; aggregate amount beneficially owned 16,910,148 (5.3% of the class)
  Comment: The percentage of Common Stock reported beneficially owned by the Reporting Person is based on 318,630,783 shares of Common Stock outstanding as of July 31, 2025, as reported in the Issuer's quarterly report on Form 10-Q for the period ended June 30, 2025, filed with the Commission on August 4, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.01 per share
Name of issuer: ZoomInfo Technologies Inc.
Address of issuer's principal executive offices: 805 Broadway Street, Suite 900, Vancouver, Washington (WA), 98660

## Item 2. Identity and Background
Name of person filing: This Statement is filed on behalf of HighSage Ventures LLC, a Delaware limited liability company, and Jennifer Stier, a citizen of the United States ("Ms. Stier" and, together with HighSage Ventures LLC, the "Reporting Persons"). The Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit 99.1.
Residence or business address: The principal business address of each Reporting Person is 200 Clarendon Street, 59th Floor, Boston, MA 02116.
Present principal occupation or employment:
The principal business of each Reporting Person is to manage certain limited liability companies that directly hold the shares of Common stock, par value $0.01 per share ("Common Stock") reported herein.

The executive officers of HighSage Ventures LLC are Ms. Stier (President), Shawn Campbell (Chief Financial Officer), Matthew P. O'Connor (Chief Legal Officer), Owen Wurzbacher (Chief Investment Officer), who also serves on the Issuer's board of directors (the "Board"), Charmaine Wan (Chief Tax Officer), and John O'Connor (Chief Technology Officer). Each of the foregoing executive officers are citizens of the United States and have a principal business address of 200 Clarendon Street, 59th Floor, Boston, MA 02116.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, and none of the executive officers of HighSage Ventures LLC, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, and none of the executive officers of HighSage Ventures LLC, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The response to Item 2(a) of this Schedule 13D is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate cost of the shares of Common Stock reported herein is approximately $195.3 million. The shares of Common Stock were purchased with the working capital of various limited liability companies managed by the Reporting Persons. The Reporting Persons may effect purchases of the shares of Common Stock through margin accounts maintained for the limited liability companies with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules, and such firms' credit policies. Positions in the shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Common Stock for investment purposes. Owen Wurzbacher, who serves as the Chief Investment Officer of HighSage Ventures LLC, serves as a director on the Issuer's Board.

Consistent with their investment intent and Owen Wurzbacher's service on the Issuer's Board, the Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions, (i) purchase additional shares of Common Stock, options, or related derivatives in the open market, in privately negotiated transactions, or otherwise; (ii) sell all or a portion of the shares of Common Stock, options, or related derivatives now beneficially owned or hereafter acquired by them; (iii) propose one or more directors for the Board; (iv) engage in communications with, without limitation, one or more shareholders of the Issuer, officers of the Issuer, members of the board of directors of the Issuer, advisors, and/or other persons regarding the Issuer, including but not limited to its operations, governance and control; and (v) engage in other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, HighSage Ventures LLC may be deemed to beneficially own 12,479,835 shares of Common Stock, or approximately 3.9% of the shares of Common Stock outstanding.

As of the date hereof, Ms. Stier may be deemed to beneficially own 16,910,148 shares of Common Stock, or approximately 5.3% of the shares of Common Stock outstanding.

The percentages set forth herein are based on 318,630,783 shares of Common Stock outstanding as of July 31, 2025, as reported in the Issuer's quarterly report on Form 10-Q for the period ended June 30, 2025, filed with the Commission on August 4, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons may be deemed to share the power to vote or direct the voting of, and the power to dispose or direct the disposition of, the 12,479,835 shares of Common Stock beneficially owned by HighSage Ventures LLC with the limited liability companies that directly hold such shares that are managed by HighSage Ventures LLC. Ms. Stier may be deemed to share the power to vote or direct the voting of, and the power to dispose or direct the disposition of, the 16,910,148 shares of Common Stock beneficially owned by Ms. Stier with HighSage Ventures LLC and the limited liability companies that directly hold such shares that she and/or HighSage Ventures LLC manages.
Transactions in the class effected during the past sixty days:
On August 6, 2025, limited liability companies managed by the Reporting Persons purchased 1,000,000 shares of Common Stock in multiple open market transactions at prices ranging from $9.963 to $10.0414, inclusive. The weighted average purchase price for the transactions was $10.0316 per share.

On August 7, 2025, limited liability companies managed by the Reporting Persons purchased 1,250,000 shares of Common Stock in multiple open market transactions at prices ranging from $10.3669 to $10.5735, inclusive. The weighted average purchase price for the transactions was $10.455 per share.

On August 8, 2025, limited liability companies managed by the Reporting Persons purchased 250,000 shares of Common Stock in multiple open market transactions at $9.8618 per share.

On August 11, 2025, limited liability companies managed by the Reporting Persons purchased 1,000,000 shares of Common Stock in multiple open market transactions at prices ranging from $9.6509 to $9.9165, inclusive. The weighted average purchase price for the transactions was $9.7837 per share.

On August 12, 2025, limited liability companies managed by the Reporting Persons purchased 750,000 shares of Common Stock in multiple open market transactions at prices ranging from $9.6264 to $9.7105, inclusive. The weighted average purchase price for the transactions was $9.6614 per share.

On August 13, 2025, limited liability companies managed by the Reporting Persons purchased 325,000 shares of Common Stock in multiple open market transactions at prices ranging from $9.953 to $10.0889, inclusive. The weighted average purchase price for the transactions was $9.9844 per share.

On August 14, 2025, limited liability companies managed by the Reporting Persons purchased 175,000 shares of Common Stock in multiple open market transactions at $10.0613 per share.

On August 15, 2025, limited liability companies managed by the Reporting Persons purchased 125,000 shares of Common Stock in multiple open market transactions at $10.4545 per share.

On August 18, 2025, limited liability companies managed by the Reporting Persons purchased 250,000 shares of Common Stock in multiple open market transactions at $10.4871 per share.

On August 19, 2025, limited liability companies managed by the Reporting Persons purchased 350,000 shares of Common Stock in multiple open market transactions at prices ranging from $10.3304 to $10.3496, inclusive. The weighted average purchase price for the transactions was $10.3441 per share.

On August 20, 2025, limited liability companies managed by the Reporting Persons purchased 250,000 shares of Common Stock in multiple open market transactions at $10.0824 per share.

Except as set forth above, the Reporting Persons have not engaged in any transaction with respect to the Common Stock during the 60 days prior to the date of filing of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: The shares of Common Stock reported herein are directly held by certain limited liability companies, each of which has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock that it directly owns.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The response to Item 4 of this Schedule 13D is incorporated herein by reference.

On August 21, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings, or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

Exhibit 99.1: Joint Filing Agreement, dated August 21, 2025

## Signatures
- HighSage Ventures LLC: /s/ Matthew P. O'Connor, Matthew P. O'Connor, Chief Legal Officer (08/21/2025)
- Stier Jennifer: /s/ Jennifer Stier, Jennifer Stier (08/21/2025)